Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Dividends and Distributions
(in thousands, except ratios)

	Six Months Ended June 30
	2003	2002
Earnings from continuing operations before income from
equity investees	$ (8,928)	$ 247

Add:
Fixed charges	50,684	45,232
Amortization of previously capitalized interest	1,528	1,307
Distributed income of Unconsolidated Joint Ventures	18,685	10,877

Deduct:
Capitalized interest	(4,929)	(2,571)

Earnings available for fixed charges
and preferred dividends and distributions	$ 57,040	$ 55,092

Fixed charges:
Interest expense	$ 44,579	$ 41,393
Capitalized interest	4,929	2,571
Interest portion of rent expense	1,176	1,268

Total Fixed Charges	$ 50,684	$ 45,232

Preferred dividends and distributions	12,800	12,800

Total fixed charges and preferred
dividends and distributions	$ 63,484	$ 58,032

Ratio of earnings to fixed charges and
preferred dividends and distributions	0.9 (1)	0.9 (1)

(1)	Earnings available for fixed charges and preferred dividends and distributions are less than the total of fixed charges and preferred dividends and distributions by approximately $6.4 million and $2.9 million in 2003 and 2002, respectively.